

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2012

<u>Via E-mail</u>
Uri Ben-Or, Chief Financial Officer
Topspin Medical, Inc.
16 Hatidhar St.
P.O.Box 4131
Raanana, Israel 43652

> **Re: Topspin Medical, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 333-144472**

Dear Mr. Uri Ben-Or:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2011</u>

<u>Item 8. Financial Statements and Supplementary Data, page F-1</u>

<u>Report of Independent Auditors, page F-2</u>

1.   We note your inclusion of the information required by FASB ASC 915 in your financial statements included in the December 31, 2011 Form 10-K. However, we do not see where your auditor has expressed an opinion on the amounts relating to the cumulative period from January 31, 2007 (inception date) to December 31, 2011 as required. Please amend the filing to include a revised audit report from your independent registered public

accounting firm that covers all the periods presented in the financial statements, including the cumulative period from January 31, 2007 (inception date) to December 31, 2011.

2.   We further note that the audit opinion states that the audits were conducted in accordance with auditing standards generally accepted in the United States. In accordance with Rule 2-02(b) of Regulation S-X and Auditing Standard No. 1 of the Public Company Accounting Oversight Board, the audit report must refer to the standards of the of the Public Company Accounting Oversight Board (United States). Please amend the filing to include a revised audit report from your auditor that complies with this guidance by having your auditor revise to state, if true, that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief